United States securities and exchange commission logo





                             November 20, 2020

       Bin Lin
       Chief Executive Officer
       Lianluo Smart Limited
       Room 611, 6th Floor, Beikong Technology Building
       No. 10 Baifuquan Road, Changping District
       Beijing 102200, People   s Republic of China

                                                        Re: Lianluo Smart
Limited
                                                            Registration
Statement on Form F-4
                                                            Filed October 26,
2020
                                                            File No. 333-249660

       Dear Mr. Lin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Questions and Answers About the Merger and the Special Meeting, page vi

   1. Please add a question and answer describing the change in the company's business due to the merger and
disposition. In this regard, we note that the company will be disposing of its historical business
and the business of Newegg will be the company's business post-
                                                        transaction.
   2. Please add a question and answer regarding the reasons and background for the disposition and the
company's ongoing compliance issues with NASDAQ's listing
                                                        standards.
   3. Please add a question and answer regarding the financial terms of the disposition.
 Bin Lin
FirstName LastNameBin
Lianluo Smart Limited Lin
Comapany 20,
November  NameLianluo
              2020      Smart Limited
November
Page 2    20, 2020 Page 2
FirstName LastName
4. We note that, immediately following the merger, the company's shareholders and former
         Newegg shareholders are expected to own approximately 0.98% and 99.02%, respectively, of the post-transaction company. Please add a question and answer addressing the substantial dilution the company's shareholders are anticipated to experience due to the merger transaction. Please also disclose the implied aggregate value of the post-transaction company that the company's shareholders will own based upon their 0.98% ownership.
Summary, page 1

5. Please add summaries related to the reasons, background and the financial terms of the disposition.
6. Please revise the summary and the prospectus in an appropriate location to discuss the tax consequences of the merger transaction. Refer to Item 4(a)(6) of Form F-4.
Unaudited Pro Forma Condensed Combined Financial Information, page 12

7. Please remove the pro forma balance sheets and pro forma statements of operations that are not discussed in Rules 11-02(c)(1) and (2)(i) of Regulation S-X. Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2020, page 13

8. Please disclose how you arrived at the pro forma adjustment to accumulated deficit, as it differs from the company's accumulated deficit.
We may not have the ability to repurchase certain warrants, page 23

9. Please revise to quantify this potential cash liability so investors can appreciate the magnitude of this risk.
Upon consummation of the merger, Mr. Zhitao He will beneficially own approximately 61.12%
of the voting power, page 25

10. We note that upon completion of the merger, two directors, Mr. He and Mr. Chang, will have combined voting power of over 97% of the post-transaction company. Please revise this risk factor or add a new risk factor discussing the implications for minority investors of this large ownership percentage. Please also highlight this fact in the Ownership of
         Common Shares After the Merger section on page 72 and in the Summary section on page
         1.
Certain types of class or derivative actions generally available under U.S. law may not be available, page 59

11. We note your disclosure that your amended and restated memorandum and articles of association will have an exclusive jurisdiction clause. Please add a risk factor discussing this provision and include disclosure regarding the provision in the Description of
 Bin Lin
FirstName LastNameBin
Lianluo Smart Limited Lin
Comapany 20,
November  NameLianluo
              2020      Smart Limited
November
Page 3    20, 2020 Page 3
FirstName LastName
         Securities section on page 185. Please also disclose whether the provision applies to actions arising under the federal securities laws. If the provision applies to actions arising under the federal securities laws, please revise the applicable risk factor and prospectus disclosure to state that it is uncertain whether a court would enforce the provision.
Background of the Merger, page 66

12. Please discuss in greater detail how the financial terms of the transaction were determined. Include the names of the parties involved in the negotiations and who proposed the various financial terms. For example, and without limitation, please discuss how the exchange ratio was determined to include the relative ownership of the post-
         transaction company between the company's shareholders and former Newegg shareholders. Please included enough detail so that shareholders can understand
         how the financial terms of this transaction were ultimately determined.
13. We note that the company entered into a letter of intent with Newegg on May 11, 2020.
         Please summarize the material terms of the letter of intent, including the financial terms.
Reports, Opinions and Appraisals, page 68

14. We note that the company provided Benchmark with a financial model of Newegg with projected income statement data for the fiscal years 2020-2022 and a financial model of Lianluo Connection with projected income statements for the calendar years 2020-
         2023. Please revise the proxy statement/prospectus to include the financial projections and any material assumptions necessary to understand such projections.
15. Please revise to quantify any fees paid to Benchmark and its affiliates relating to any material relationship that existed during the past two years between the company and its affiliates and Benchmark and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.
Selected Public Company Analysis, page 71

16. Please disclose the individual EV/Revenue calculations for each of the selected companies. Please also explain how you calculated enterprise value. Lastly, please revise the Precedent Transaction Analysis section in a similar manner for the selected precedent transactions and the Selected Public Company Analysis and Precedent Transaction
         Analysis sections on page 90 accordingly.
Expand private label business, page 119

17. We note your disclosure that the company offers approximately 32.6 million SKUs and
         1,730 categories as of June 30, 2020 and that the Newegg Marketplace had 13,897 sellers offering approximately 32.5 million SKUs and 1,663 categories as of June 30, 2020.
         Please revise to quantify, by percentage or otherwise, the proportion of products which fall within your private label business versus those offered by third parties.
 Bin Lin
FirstName LastNameBin
Lianluo Smart Limited Lin
Comapany 20,
November  NameLianluo
              2020      Smart Limited
November
Page 4    20, 2020 Page 4
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations for
Newegg
Non-GAAP Measures
Adjusted EBITDA, page 160

18. Please revise your disclosures to state, if true, that you also exclude income/gains that you do not consider indicative of your core operating performance from adjusted EBITDA.
         Also, tell us whether you consider gains on sales of real estate and gains on sales of equity method investments to be indicative of your core operating performance and appropriate for inclusion in adjusted EBITDA. Refer to the guidance in Question
100.03 of the Non-
         GAAP Financial Measures Compliance and Disclosure Interpretations. Critical Accounting Policies
Common Stock Valuations, page 166

19. In order to help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features, please provide us your common stock valuation analysis that includes quantification of significant assumptions and enterprise values for options that were granted during the six months ended June 30,
         2020. In addition, provide an analysis that supports the difference between the common stock fair value and the preferred stock fair value, in light of
preferred stock   s 1:1
         conversion ratio.
Board of Directors, page 170

20. We note that Digital Grid and certain legacy stockholders of Newegg will be entitled to nominate directors to your board of directors. Please clearly identify by name the directors nominated by Digital Grid and the legacy stockholder of Newegg, respectively.
         Refer to Item 6.A.5 of Form 20-F.
Director and Executive Officer Compensation, page 174

21. Please tell us whether Newegg has disclosed, or is required to disclose, in Delaware or elsewhere the compensation of its executive officers and directors on an individual basis for its most recently completed fiscal year. Refer to Item 6.B.1 of Form 20-F.
Newegg, Inc.
Interim Consolidated Financial Statements
Consolidated Statements of Operations, page F-53

22. Please present net income (loss) allocable to common stockholders on the face of the statements of operations. Refer to SAB Topic 6.B.
(14) Net Income (Loss) per Share, page F-78

23. For the six months ended June 30, 2020, please provide us with your computations of (a)
 Bin Lin
FirstName LastNameBin
Lianluo Smart Limited Lin
Comapany 20,
November  NameLianluo
              2020      Smart Limited
November
Page 5    20, 2020 Page 5
FirstName LastName
         the dilutive effect of stock options in arriving at diluted weighted average shares outstanding and (b) stock options excluded because they were anti-dilutive. Also, reconcile them with the options disclosed in Note 13(c).
Report of Independent Registered Public Accounting Firm, page F-84

24. Please provide an audit report that covers the retrospective adjustment that changed the
         classification of Newegg   s Series A and AA convertible preferred
stock to temporary
         equity as described in Note 2(y).
Audited Consolidated Financial Statements
(10) Income Taxes, page F-106

25. Please provide an explanation for the significant fluctuations in the foreign withholding tax and prior year adjustments and other that are noted in your 2019 tax rate reconciliation.
(19) Segment Information, page F-119

26. You state that your chief operating decision maker reviews financial information disaggregated by countries/regions. Please provide an analysis of whether your operating segments may be identified based on geography. In this regard, a chief operating decision maker may also be the segment manager for operating segments. Thus, the lack of a separate segment manager does not preclude you from identifying separate operating segments. If applicable, also provide an aggregation analysis for the purpose of identifying reportable segments. Refer to paragraphs 50-1, 50-8 and 50-11 of ASC Section
         280-10-50.
27. Please disclose revenues from external customers by (a) group of similar products and services and (b) geographical area. Refer to paragraphs 50-40 and 50-41 of ASC Section
         280-10-50.
General

28. We note that the company is a British Virgin Islands company and that Newegg is a
         Delaware corporation. Please provide the material difference information required by
         Items 4(a)(4) and 4(a)(7) of Form F-4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Bin Lin
Lianluo Smart Limited
November 20, 2020
Page 6

       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameBin Lin                              Sincerely,
Comapany NameLianluo Smart Limited
                                                       Division of Corporation
Finance
November 20, 2020 Page 6                               Office of Trade &
Services
FirstName LastName